Exhibit 99.1

Draganfly to Speak at United Nations Environment

Programme’s Drones in Disaster Management Webinar

Los Angeles, CA. September 30, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Draganfly Chairman and CEO, Cameron Chell, will be participating in the United Nations Environment Programme’s (UNEP’s) Drones in Disaster Management webinar on October 12, 2021. It is scheduled to begin at 9:00 AM EST.

The event is part three of UNEP’s Modern Technologies for Disaster Management four-part webinar series. Each focuses on a Fourth Industrial Revolution (4IR) technology like Artificial Intelligence (AI), Robotics, Drones and Internet of Things (IoT). The webinars are a chance to learn from and engage with leading experts from around the world as they discuss opportunities and challenges associated with each technology and their use in disaster management.

Invited speakers will present for 10 minutes. Following the presentations, the discussion will be opened up to the audience. To register for the webinar, please sign up here.

“Draganfly has a long and proud history of providing innovative and sustainable solutions to improve public safety,” said Cameron Chell, Chairman and CEO of Draganfly. “From trusted drones to our revolutionary Vital Intelligence technology, we are constantly looking for new ways to enhance disaster readiness, response and recovery.”

Credited as the first drone to save a human life, Draganfly’s Draganflyer X4-ES resides at the Smithsonian. In 2014, the unmanned aerial vehicle (UAV) helped Canadian officials locate missing hikers in a heavily wooded area in Saskatchewan.

In Spring Branch, Texas, Draganfly is teaching emergency crews how to properly operate drones. Trained pilots will assist first responders by providing time and temperature-sensitive medical materials as well as critical data (i.e. mapping and structural damage assessments) during active emergency and disaster relief operations.

Disaster preparedness is crucial. According to a recent report by the Food and Agriculture Organization of the United Nations (FAO), natural disasters are occurring three times more often than 50 years ago.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins
Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s participation in the UNEP’s Drones in Disaster Management webinar. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.